May 26, 2011

Wells Fargo Variable Trust

525 Market Street

San Francisco, California 94105

Re:       Shares of Beneficial Interest of

            Wells Fargo Variable Trust (the “Trust”)

Ladies/Gentlemen:

I am Senior Counsel of Wells Fargo Funds Management, LLC (the “Company”), adviser and administrator to the Wells Fargo Advantage Funds.  I have acted as Counsel to the Company in connection with the issuance and sale of shares by the Wells Fargo Advantage Funds.

I refer to the prospectus/proxy statement and statement of additional information contained in the Trust’s Registration Statement on Form N-14 (SEC File Nos. 333-____) (the “Registration Statement”) of Wells Fargo Variable Trust relating to the registration and issuance of shares of beneficial interest (the “Shares”), each Share representing an interest in Wells Fargo Advantage VT Opportunity Fund, a series of the Trust. The Shares will be issued and sold pursuant to an Agreement and Plan of Reorganization (the “Plan”), as described in the prospectus/proxy statement.

I have been requested by the Trust to furnish this opinion as an exhibit to the Registration Statement.

Based upon and subject to the foregoing, I am of the opinion that, the Shares, when issued and sold, will be validly issued, fully paid and non-assessable by the Trust.

I consent to the inclusion of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Brian J. Montana

Brian J. Montana
Senior Counsel
Wells Fargo Funds Management, LLC